EXHIBIT 99.C.1.

CONSENT OF INDEPENDENT AUDITORS'

To the Board of Directors of
Massachusetts Mutual Life Insurance Company

We consent to the use in this Post-Effective Amendment No. 4 to Registration Statement No. 333-22557 on Form S-6 of our report dated February 15, 2001 on the Strategic Group Variable Universal Life Segment of the Massachusetts Mutual Variable Life Separate Account I and of our report dated February 8, 2001 on Massachusetts Mutual Life Insurance Company (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the use of statutory accounting practices which differ from accounting principles generally accepted in the United States of America) appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.

Deloitte & Touche LLP

Hartford, Connecticut
April 25, 2001